UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69206

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DIGITAL OFFERING LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1461 Glenneyre Street, Suite D
(No. and Street)

Laguna Beach (City) CA (State) 92651 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gordon McBean (Name) 949-300-2240 (Area Code – Telephone Number) gmcbean@digitaloffering.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA PC
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, William Gordon McBean, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Digital Offering LLC, as of December 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE

DAVID JAMES HOLWAY
COMM # 2337756
ORANGE County
California Notary Public
Comm Exp Nov. 19, 2024

Subscribed and sworn to (or affirmed) before me on this 25 (*Date*) day of February (*Month*), 2022 (*Year*) by

(1) WILLIAM GORDON McBEAN

(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: SEC-FORM X17-A-5 Document Date: 2-25-2022

Number of Pages: 2 Signer(s) Other Than Named Above: N/A

DIGITAL OFFERING LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the Year ended December 31, 2021

DIGITAL OFFERING LLC
YEAR ENDED DECEMBER 31, 2021
TABLE OF CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Digital Offering, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Digital Offering, LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Digital Offering, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Digital Offering, LLC's management. Our responsibility is to express an opinion on Digital Offering, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Digital Offering, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Digital Offering, LLC's financial statements. The supplemental information is the responsibility of Digital Offering, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Digital Offering, LLC's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 23, 2022

DIGITAL OFFERING LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

Assets	
Cash and Cash Equivalents	
Wells Fargo - Current Account	$238,235
Total Cash and Cash Equivalents	**$238,235**
Other Current Assets	
Warrants – Lottery.com	$8,825
Prepaid Expenses	$16,330
Total Assets	**$263,390**
Liabilities and Equity	
Current Liabilities	
Accrued Liabilities	$7,620
Total Liabilities	**$7,620**
Equity	**$255,770**
Total Liabilities and Equity	**$263,390**

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2021

REVENUE		
Commissions	$	1,906,817
Other revenue – finders fees, referral fees		537,060
Total Revenue		2,443,877
COSTS AND EXPENSES		
Direct commission costs		2,154,193
Professional and regulatory expenses		130,908
Other administrative expenses		17,122
Unrealized Loss on Warrants		3,565
Total Costs and Expenses		2,305,788
OPERATING PROFIT		138,089
NET PROFIT	$	138,089

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2021

	Total
Balance, January 1, 2021	$ 117,681
Capital Contribution	-
Net Profit	138,089
Balance, December 31, 2021	$ 255,770

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

		2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		138,089
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in Prepaid Assets		(16,330)
Increase in Warrant Holdings		(8,825)
Increase in Accrued Liabilities		7,620
Decrease in Commissions Payable		(25,000)
Decrease in Unearned Revenue		(13,182)
Net Cash Generated in Operating Activities		82,372
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		-
Increase in Cash and Cash Equivalents		82,372
CASH AND CASH EQUIVALENTS, Beginning of Year		155,863
CASH AND CASH EQUIVALENTS, END OF YEAR	$	238,235
SUPPLEMENTAL INFORMATION		
Interest Paid		$0

The accompanying notes are an integral part of these financial statements

1. Organization and Description of business

Organization

Digital Offering, Inc. ("DO", "Digital Offering" or the "Company") was formed on July 13, 2012 as a corporation in the State of Delaware. On April 10, 2013, DO converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The duration of the Company is perpetual, unless dissolved pursuant to the provisions of the limited liability company operating agreement. The Company is registered as broker-dealer with the Securities and Exchange Commission, and is member of the Financial Industry Regulatory Authority ("FINRA").

On November 17, 2015, the Company formed a wholly-owned subsidiary, which is a Delaware corporation named DO Holdings, Inc. ("Holdco"). On the same day, Holdco formed another subsidiary, which is a Delaware corporation named DO Merger Sub, Inc. ("Merger Sub"). Also on the same day, the Company, Holdco and Merger Sub entered into an Agreement and Plan of Merger and Reorganization (the "Plan of Merger") pursuant to which the Company agreed to merge with and into Merger Sub with the Company surviving the merger. The merger was completed on December 21, 2015 and the Company is now a wholly-owned subsidiary of Holdco. On December 21, 2015, the Company's board of managers also distributed to Holdco as the sole member of the Company all of the Company's rights, title and interest in and to (a) all compensation warrants then held by the Company and (b) all equity interests then held by the Company in FreeRealTime LLC. (see Note 4).

On December 21, 2015, Holdco, as the sole member of the Company, adopted the second amended and restated operating agreement of the Company which provides that Holdco is the sole member of the Company owning 100% of the outstanding membership interests of the Company. All profits and losses of the Company are allocated to Holdco. The Company received the approval of the restructuring from FINRA on December 15, 2015.

On May 18th, 2018, Holdco agreed to sell to Cambria Asset Management, LLC ("Cambria") an equity interest in the Firm in an amount that is equal to ninety percent (90%) of the issued and outstanding equity interests of the Firm. The Company received the approval of the purchase from FINRA on August 21st, 2018. As a result of this acquisition, the Company will become an affiliate, through ownership, with Cambria Capital, LLC, 'Cambria' a FINRA registered broker-dealer and a SEC Registered Investment Adviser (CRD#133760). Previously, DO was already affiliated with Cambria by common Directors and Officers where William Gordon McBean, Chairman and CEO of DO, is also the CEO of Cambria Capital. DO does not intend to conduct any business on behalf of Cambria, nor ask Cambria to conduct business on its behalf. DO intends to act as a managing broker-dealer and underwriter independently of the activity of Cambria. For some offerings, DO and Cambria at times may both participate in the Syndication Group for an offering, however the decision to participate in an offering will be determined independently of each other.

The Company acts as an investment bank and serves its issuer clients as placement agent in connection with private placements of securities. The Company also intends to act as placement agent in connection with offerings of securities under Regulation A of the Securities Act of 1933. The Company leverages a technology platform to facilitate private placements and Regulation A offerings. The Company, as an introducing broker-dealer, earns commission income from private placement transactions and Regulation A offerings when the private placement transaction or Regulation A offering closes.

Regulations

The Company is a registered broker-dealer and as such is subject to the continual oversight by those who regulate its industry including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory

process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action including fines. There are no violations to disclose at December 31, 2021 and to the date of issuance of these accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company's cash balances exceeded the current insured amounts under the Federal Deposit Insurance Corporation. The Company has incurred no losses for the year ended December 31, 2021.

Property, Plant and Equipment, Net

None in 2021.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three year after they are filed.

Revenue Recognition

Commission revenue

The Company, as an introducing broker-dealer, earns commission income from private placement transactions when the private placement transaction closes. Commissions are earned when the terms of the offering are met and the offering is closed.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Topic 606 did not have an impact on revenue recognition or timing of revenue in 2021.

Other revenue – finders fees, referral fees and reimbursements

Other revenue includes non-refundable deposits from clients and finder fees and referral fees.

Concentration of revenue

Three customers accounted for more than 10% of revenues for the year ended December 31, 2021.

Advertising costs

Advertising costs are expensed when incurred. There were no advertising costs for the year ended December 31 2021.

3. Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

4. Property, Plant and Equipment

Depreciation expense for the year ended December 31, 2021 was $0.

5. Intangible Assets

Amortization expense for the year ended December 31, 2021 was $0.

6. Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. The Member is taxed individually on its shares of the Company's earnings. The Company's net income or loss is allocated to the member in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue.

7. Related Party Transactions

In July 2019, the Company entered into a cost sharing arrangement with its parent company Cambria Asset Management LLC ("Cambria") pursuant to which Cambria will be responsible for the payment of certain expenses of the Company. Since July 2019, Cambria had been paying the Company's rent obligations of $1,200 per month. The Company has been operating profitably and has paid $14,400 rent to Cambria during the year ended December 31, 2021. The agreement with Cambria shall remain in place should it ever be needed. There were no other related party transactions during the year ended December 31st, 2021

8. Net Capital Requirement

The Company is "registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

At December 31 2021, the Company had net capital of $230,615 and excess net capital of $180,615. Its aggregate indebtedness to net capital ratio was 0.033 to 1, as computed under SEC Rule 15c3-1.

9. Contracts and agreements

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

10. Subsequent Event

Management has reviewed the results of operations for the period of time from its year end December 31st, 2021 through February 22, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

DIGITAL OFFERING LLC

SUPPLEMENTAL INFORMATION
SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2021

Net Capital:				
Total Member's Equity				$ 255,770
Deductions and/or Charges:				
Marketable securities – available for sale - warrants				8,825
Prepaid Expenses				16,330
Net Capital				$ 230,615
Aggregate Indebtedness:				
Accrued expenses	$ 7,620			
Total Aggregated Indebtedness			$ 7,620	
Computation of Basic Net Capital Requirement:				
Minimum Net Capital Required		A	$ 508	
Minimum Dollar Amount Required		B	$ 50,000	
Greater of A or B				$ 50,000
Excess Net Capital				$ 180,615
Net Capital - (Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required				$ 170,615
Ratio: Aggregate Indebtedness to Net Capital				0.033

All other reports required under SEC Rule 15c-3 are not applicable to the Company

Reconciliation with Computation included in Part IIA of FOCUS Report
Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Company's computation filed with Part IIA of its FOCUS Report are not material in amount. Accordingly, no reconciliation is deemed necessary.

DIGITAL OFFERING LLC

SCHEDULE II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31st, 2021

A computation of reserve requirement is not applicable to Digital Offering LLC.

DIGITAL OFFERING LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31st, 2021

Information relating to possession or control requirements is not applicable to Digital Offering LLC.

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Digital Offering, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Digital Offering, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Digital Offering, LLC limits its business activities exclusively to the direct subscription-way sale of private placements, advisory fees and referral fees with other broker dealers, and Digital Offering, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Digital Offering, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Digital Offering, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Digital Offering, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 23, 2022

DIGITAL OFFERING | A NEXT GENERATION INVESTMENT BANK

December 31, 2021

Securities and Exchange Commission
100 Street NE
Washington D.C 20549

To whom it may concern:

This is to certify that, to the best of my knowledge and belief:

Digital Offering LLC is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F. R. section 240.17a -5, " Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(I) and (4). To the best of its knowledge and belief Digital Offering LLC states the following:

Digital Offering LLC claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of private placements, advisory fees and referral fees from other broker dealers. Digital Offering LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Digital Offering LLC met the identified provision throughout the most recent fiscal year without exceptions.

Kind Regards,

Gordon McBean
Chairman
Digital Offering LLC

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members and Board of Directors of Digital Offering, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Digital Offering, LLC and the SIPC, solely to assist you and SIPC in evaluating Digital Offering, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Digital Offering, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Digital Offering, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Digital Offering, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 23, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

DIGITALOFFERING LLC
1461 GLENNEYRE ST. SUITE D
LAGUNA BEACH CA 92651

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Gordon McBean 949 300 2240

2. A. General Assessment (item 2e from page 2) $ 3290.07

B. Less payment made with SIPC-6 filed (**exclude interest**) (329.11)

____
Date Paid

DRAFT COPY
PLEASE INITIAL
BELOW INDICATING
YOUR APPROVAL
INITIALS G.M.

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $________

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2960.96

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Digital Offering LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of January, 2022.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

G.M.

Amounts for the fiscal period
beginning 1/1/21
and ending 12/31/21

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2440312
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	246929
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	246929
2d. SIPC Net Operating Revenues	$ 2193383
2e. General Assessment @ .0015	$ 3290 (to page 1, line 2.A.)